Exhibit 99.1

Sinovac Schedules First Half 2007 Financial Results Date
Monday August 13, 8:00 am ET

BEIJING, Aug. 13 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, today announced that it will release financial results for the six months ended June 30, 2007 before the market opens on Thursday, August 16, 2007 with an accompanying conference call at 9:00 a.m. ET.

A live Web cast of the conference call will be available online on the IR Home page of the Investors section of Company's corporate Web site at http://www.sinovac.com . The dial-in numbers are (877) 407-4018 for domestic callers and (201) 689-8471 for international callers. After the live Web cast, the call will remain available on Sinovac's web site until September 13, 2007. In addition, a telephonic replay of the call will be available until August 30, 2007. The replay dial-in numbers are (877) 660-6853 for domestic callers and (201) 612-7415 for international callers. Please use account number 3055 and conference ID number 251965.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive (hepatitis A), Bilive (combined hepatitis A and B) and Anflu (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    For Investors or Media:
     Stephanie Carrington
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com

     Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: jmccargo@theruthgroup.com